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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-46604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOEWEN, ONDAATJE, McCUTCHEON USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS G. MITCHELL 610-687-7620

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW GROUP, LLC

(Name – *if individual, state last, first, middle name*)

400 OLD FORGE LANE	KENNETT SQUARE	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, FRANCIS G. MITCHELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOEWEN, ONDAATJE, McCUTCHEON USA, LLC, as of MARCH 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Maryellen E. Flanagan, Notary Public
Downingtown Boro, Chester County
My Commission Expires Nov. 29, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOEWEN, ONDAATJE, McCUTCHEON USA, LLC

Statement of Financial Condition
(Expressed in U.S. dollars)
March 31, 2018

Assets

Cash and cash equivalents	$	22,273
Deposit with carrying broker		307
Prepaid expenses and other assets		1,549
Total assets	$	24,129

Liabilities and Stockholder's Equity (Deficit)

Liabilities:		
	$	0
Total Liabilities	$	0
Stockholder's equity:		
Capital stock		600,000
Additional paid-in capital		1,918,309
Retained earnings (deficit)		(2,494,180)
Total stockholder's equity (deficit)	$	24,129
Total liabilities and stockholder's equity (deficit)	$	24,129

The accompanying notes are an integral part of these financial statements

1. Organization and significant accounting policies:

Loewen, Ondaatje, McCutcheon USA, LLC (the "Company"), is a Limited Liability Company that was formed on July 20, 2017 pursuant to Chapter 605 of the Florida Revised Limited Liability Company Act for the purpose of, among other things, from and after October 1, 2017, serving as the "Successor" to the Canadian corporation, Loewen, Ondaatje, McCutcheon USA Limited (the "Predecessor") that had, since its formation in 1993, operated in the capacity of a U.S. broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company performs corporate finance services for U.S. institutions and earns commission income for securities trade execution for U.S. resident institutional clients. The Company had a Clearing Agreement with RBC Correspondent Services, a division of RBC Capital Markets, LLC ("Clearing Broker") which was terminated June 2015. Accordingly, the Company does not currently hold customer securities or perform custodial functions relating to customer accounts.

On April 1, 2017 the Company was 90% owned by FGM Capital, LLC ("FGM"), a Delaware LLC and 10% owned by Loewen, Ondaatje, McCutcheon Limited ("LOM") a Canadian-owned and regulated exempt market dealer. LOM is a member of the Ontario Securities Commission. On July 1, 2017 both FGM and LOM sold 20% of their respective ownership to Belvedere Capital Holdings, LLC ("BCH) a Florida LLC. And on March 31, 2018, FGM sold an additional 70% and LOM sold its entire 8% ownership interest to BCH. As of April 1, 2018 BCH owns 92% and FGM owns 8% of the Company.

For all of fiscal year ending March 31, 2018 the Company's head office was located in Toronto, Ontario, Canada.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Interest income is recorded on an accrual basis.

(c) Underwriting and advisory revenue:

Investment banking revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger and acquisition and financial restructuring or capital market advisory services. Investment banking revenue is recognized when the underwriting is completed under terms of the

1. Organization and significant accounting policies (cont'd):

engagement and the income is reasonably determinable and collection is assured. Investment advisory fees are recognized as earned over the term of the contract.

(d) Fair values of financial assets and liabilities:

Securities are recorded at fair value, and other non-trading assets and liabilities are recorded at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore, it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management's best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

FASB ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

1. Organization and significant accounting policies (cont'd):

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

All of the Company's assets and liabilities are considered to be Level 1.

(e) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in the statement of operations.

(f) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

Through September 30, 2017, the Company has incurred $2.49 million of Net Operating Losses principally in Canada. Management believes the likelihood of recovering those losses is remote. Accordingly, no deferred tax asset has been recorded as of March 31, 2018. Canada currently permits a 20 year carry-forward for operating losses therefore existing net operating losses will begin to expire in 2032. Through March 31, 2018, the Company has incurred $2,136 of Net Operating Losses principally in the U.S. These losses will be allocated among the three member/owners based upon their pro rata ownership interests over the period from October 1, 2017 through March 31, 2018.

(g) Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Financial instruments:

(a) Concentration of credit risk:

The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

In addition, the Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

(b) Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

The Company had no financial instruments of value at March 31, 2018.

3. Deposit segregated pursuant to federal and other regulations:

Rule 15c3-3 of the Securities and Exchange Commission ("SEC") requires cash to be segregated in a special account for the exclusive benefit of customers. Since the Company held no client accounts over the course of the fiscal year, no such segregated account existed during the fiscal year.

4. Related Party Transactions:

The Company reimbursed an indirect owner, Francis G. Mitchell, for travel expenses in the amount of $621 related to the sale of a controlling ownership interest to BCH.

On November 10, 2017, the Company entered into a 5-year sub-lease with BCH for the sum of $6,831 monthly and a security deposit of $6,831 for a planned Miami branch office which rental shall commence on the earliest of the Company's opening the branch for business or June 10, 2018.

5. Capital stock:

Authorized:	
Unlimited common shares issued and outstanding: 842,321	$ 600,000
Additional paid-in capital	1,918,309
Total Capital	$ 2,518,309

On October 17, 2017 the Company distributed $5,437 to FGM reflected as a reduction of additional paid-in capital related to the sale of ownership to BCH.

6. Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital of $5,000. At March 31, 2018, the Company had net capital of $22,580 which is $17,580 in excess of the required minimum net capital of $5,000 and total aggregate indebtedness of $0.00

7. Income taxes:

Through September 30, 2017, the Predecessor Company files its own federal and state income tax returns. For Canadian tax purposes, the Predecessor Company files a stand-alone tax return. From and after October 1, 2017, the Successor Company is treated as a partnership pass-through to its member/owners who are each issued a Form K-1 relative to their ownership interest in the Company.

The income taxes payable consist of current taxes payable and current income taxes of $0 as determined in accordance with FASB ASC 740, *Accounting for Income Taxes*.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB ASC 740 applies to all tax positions accounted for in accordance with FASB ASC 740 and is effective for the Company for the year ended March 31, 2018. The Company has assessed the impact of this standard and determined there is no material impact on its financial condition or results of operations.

The Company accounts for any potential interest or penalties related to future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

Notes to Financial Statements
For the year ended March 31, 2018

8. Concentrations:

100% of the Company's total revenue was derived from two transactions on behalf of two customers.

9. Subsequent Events:

On May 14, 2018, the Company entered into a month-to-month agreement for office services and as needed office space with Executive Commons, Wayne, PA to support the move of its main office to that location (175 Strafford Avenue – Suite One (#109), Wayne, PA) commensurate with the closing of its Toronto, Canada main and branch office facility expected to occur on or about May 31, 2018. The agreed upon cost of this commitment will vary in the range of $155 to $655 monthly depending on the level of support and office space services consumed and will include an initial security deposit of $300.

On November 10, 2017, the Company entered into a 5-year sub-lease with BCH for the sum of $6,831 monthly and an initial security deposit of $6,831 for a planned Miami branch office which rental shall commence on the earliest of the Company's opening the Miami branch office for business or June 10, 2018.

On May 22, 2018, the Company began operating under a DBA (Doing Business As) name in all locations where the Company does business. The DBA name henceforth is BLV Securities.

On May 22, 2018, the Company entered into a 3-year subordinated equity loan agreement with BCH in the amount of $250,000. The proceeds of this loan will serve as additional operating capital for the Company.

Notes to Financial Statements
For the year ended March 31, 2018

SUPPLEMENTARY INFORMATION

Schedule 1 – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission (Expressed in U.S. dollars) March 31, 2018

Total stockholder's equity (deficit) from statement of financial condition	$	24,129
Less non-allowable assets		
Prepaid expenses, other assets and receivable from stockholder		1,549
Net capital		22,580
Minimum capital requirement		5,000
Excess net capital	$	17,580
Net capital in excess of 10% of aggregate indebtedness or 120% of minimum net capital required	$	16,580
Total liabilities from statement of financial condition		-
Add market value of items borrowed/unrecorded items		-
Total aggregate indebtedness	$	-
Percentage of aggregate indebtedness to net capital	%	-

The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of March 31, 2018 as filed by the Company on Form 17A-5.

Notes to Financial Statements
For the year ended March 31, 2018

SUPPLEMENTARY INFORMATION (cont'd)

Schedule 2 - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Expressed in U.S. dollars) March 31, 2018

Credit balances in customer's securities account		
Free credit balances	$	-
Reserve computation	$	-
Amount of cash held on deposit in "special account for the Exclusive benefit of customers"	$	-

The above computation does not differ from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2018 and filed by the Company on Form X-17A-5

Effective August 1, 2015 the Company no longer is required to maintain this reserve requirement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Loewen, Ondaatje, McCutcheon USA, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Loewen, Ondaatje, McCutcheon USA, LLC as of March 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Loewen, Ondaatje, McCutcheon USA, LLC as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of Loewen, Ondaatje, McCutcheon USA, LLC's management. Our responsibility is to express an opinion on Loewen, Ondaatje, McCutcheon USA, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Loewen, Ondaatje, McCutcheon USA, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as Loewen, Ondaatje, McCutcheon USA, LLC's auditor since 2017.
Kennett Square, Pennsylvania
May 30, 2018